ANNEX 1 – SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Announcement released to the London Stock Exchange at 0700 London time on Friday 29 May 2009:

‘National Grid seeks leave to appeal Competition Appeal Tribunal (CAT) Judgment on Gas metering Contracts’

29 May 2009

National Grid plc

National Grid seeks leave to appeal Competition Appeal Tribunal (CAT) Judgment on Gas Metering
Contracts.

National Grid is seeking leave to appeal the CAT judgment of 29 April 2009, that upholds in part Ofgem’s 2008 decision that National Grid infringed the Competition Act 1998 by entering into a number of metering contracts with UK gas suppliers in 2004.

National Grid Executive Director, Mark Fairbairn said: “We believe an appeal is in the best interests of customers. We continue to believe that our gas metering contracts have delivered substantial financial benefits to customers in the form of lower metering prices and have neither harmed consumers nor competition.”

National Grid will be applying to the CAT for leave to appeal to the Court of Appeal.

Additional information

National Grid Metering provides regulated gas meter and meter reading services on behalf of gas suppliers for an asset base of around 18 million* domestic, industrial and commercial meters. With revenues of £339m*, it represents under 3% of National Grid as a whole.

The investigation related to Metering Services Agreements (MSAs). These are domestic gas metering contracts which were freely and openly negotiated with gas suppliers and discussed with Ofgem. They were offered to suppliers as a lower cost alternative to the default regulated contracts.

National Grid also owns a non-regulated meter business, OnStream, which provides rental, installation, maintenance and meter reading services for gas and electricity meters throughout Great Britain, on behalf of energy suppliers.

• Revenues and meter numbers as at 31 March 2009.

Contacts
Investors
George Laskaris Richard Smith Media Ross Hayman Chris Mostyn Graham McQuarrie Brunswick Paul Scott	+1 718 403 2526 +44 (0)20 7004 3172 +44 (0)1926 65 5272 +1 718 403 2747 +44 (0)1926 65 5273 +44 (0)20 7396 5333	+1 917 375 0989 (m) +44 (0)7747 006321 (m) +44 (0)7876 038750 (m) +1 347 702 3740 (m) +44 (0)7977 493933 (m) +44 (0)7974 982333 (m)